FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Shell announces the next tranche of the share buyback programme

August 1, 2019

Royal Dutch Shell plc (the ‘company’) today announces the commencement of trading in the next tranche of its share buyback programme previously announced on July 26, 2018. In the next tranche, the company has entered into an irrevocable, non-discretionary arrangement with a broker to enable the purchase of A ordinary shares and/or B ordinary shares for a period up to and including October 28, 2019. The aggregate maximum consideration for the purchase of A ordinary shares and/or B ordinary shares under the next tranche is $2.75 billion. The company’s intention is to buy back at least $25 billion of its shares by the end of 2020, subject to further progress with debt reduction and oil price conditions.

On July 29, 2019 the company completed the previous tranche of its share buyback programme. In aggregate between July 26, 2018 and July 29, 2019, the company repurchased 293,861,620 A ordinary shares for an aggregate consideration of $9.25 billion (the ‘aggregate previous tranches’).

The maximum number of ordinary shares which may be purchased by the company under the next tranche of its share buyback programme (the ‘next tranche’) is 815,000,000, which is the maximum pursuant to the authority granted by shareholders at the company’s 2019 Annual General Meeting1. The shares bought back under the next tranche will be the A ordinary shares traded in the EUR denomination and whichever of the A ordinary shares and/or B ordinary shares traded in the GBP denomination is economically the least expensive on a given trading day.

The broker will make its trading decisions in relation to the company’s securities independently of the company. The next tranche will be carried out on the London Stock Exchange and/or on BATS and/or on Chi-X and will be effected within certain pre-set parameters. It will be conducted in accordance with the company’s general authority to repurchase shares granted by its shareholders at the company’s Annual General Meeting held on May 21, 20191, and in line with Chapter 12 of the Listing Rules, Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buyback programmes and the Commission Delegated Regulation (EU) 2016/1052.

The purpose of the next tranche is to reduce the issued share capital of the company to offset the number of shares issued under the Scrip Dividend Programme and, in combination with the other tranches of the share buyback programme, to significantly reduce the equity issued in connection with the company’s combination with BG Group. All shares repurchased as part of the next tranche will be cancelled.

Any further tranches of the buyback programme, which may be conducted after completion of the tranche announced today, will be announced in due course.

[1]

The existing shareholder authority to buy back shares granted at the company’s 2019 Annual General Meeting expires at the earlier of the close of business on August 21, 2020, and the end of the date of the company’s 2020 Annual General Meeting. The company expects to seek renewal of shareholder authority to buy back shares at subsequent Annual General Meetings.

Contacts

Investor Relations

International: + 31 (0) 70 377 4540;

North America: +1 832 337 2034

Media

International: +44 (0) 207 934 5550

Americas: +1 832 337 4355

CAUTIONARY STATEMENT

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2018 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, August 1, 2019. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Linda Szymanski
Name:	Linda Szymanski
Title:	Company Secretary

Date: August 1, 2019